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                                                              SEC FILE NUMBER
                                                                       1-7948
                                                                 CUSIP NUMBER

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   X Form 10-K  _  Form 20-F _  Form 11-K _  Form 10Q  _  Form N-SAR

                  For Period  Ended:  January 31, 2000
                  [ ] Transition  Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition  Report on Form 11-K
                  [ ] Transition  Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________________________

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

         HIRSCH INTERNATIONAL CORP.
Full Name of Registrant


Former Name if Applicable


Address of Principal Executive Office (Street and Number)

         200 Wireless Blvd.
         Hauppauge, New York 11788
         City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     We are working with the Registrant's auditors to complete fiscal year 2000 financial statements, which have been delayed due to the time and effort required to effect compliance with the Securities and Exchange Commission Staff Advisory Bulletin No. 101. In addition, the Company's change in auditing firms during fiscal year 2000 necessitates review and sign-off by both the Company's current and former auditing firms. As a result, management needs the additional period of fifteen days to finalize such financial statements and allow sufficient time to file itsForm 10-K for the year ended January 31, 2000.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard M. Richer          (631)                      436-7100
         --------------------------------------------------------------
               (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s), X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           HIRSCH INTERNATIONAL CORP.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 27, 2000                By:  /s/ Henry Arnberg
                                          -----------------
                                          Henry Arnberg, Chief Executive Officer